Exhibit B-17

                     ARTICLES OF INCORPORATION
                                OF
             R.S. ANDREWS TERMITE & PEST CONTROL, INC.

     Article 1. Name. The name of the Corporation is R.S. Andrews Termite & Pest Control, Inc.

     Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business
Corporation Code (the "Code").

     Article 3. Capital Stock. The total number of shares of stock which the Corporation shall have authority to issue is not more than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

     Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Vincent, Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., The Lenox Building, Suite 1700, Atlanta, Fulton County, Georgia 30326. The initial registered agent of the Corporation at such address shall be David A. Flanigan, Jr.

     Article 5. Principal Office. The initial principal office of the Corporation shall be at 1800 Montreal Circle, Tucker, DeKalb
County, Georgia 30084.

     Article 6. Initial Directors. The initial Board of Directors shall consist of four (4) members, whose names and addresses are set forth below:
                    R. Stephen Andrews
                    1800 Montreal Circle
                    Tucker, Georgia 30084

                    Peter J. Aryan
                    1800 Montreal Circle
                    Tucker, Georgia 30084

                    W. David Bledsoe
                    1800 Montreal Circle
                    Tucker, Georgia 30084

                    Connie Couch
                    1800 Montreal Circle
                    Tucker, Georgia 30084

     Article 7. Director's Liability. No director shall have any personal liability to the Corporation or to its shareholders for monetary damages for breach of duty of care or other duty as a director, by reason of any act or omission occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) liabilities of a director imposed by
Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

     Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the Jaws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

     Article 9. Action for Shareholders Without a Meeting. Any action required or permitted by statute or by the Articles of Incorporation or Bylaws of the Corporation to be taken at a meeting of the shareholders of the Corporation may be taken without a meeting if a written consent, setting forth the action so taken, shall be signed by persons entitled to vote at a meeting those shares having sufficient voting power to cast not less than the minimum number (or numbers, in the case of voting by groups) of votes that would be necessary to authorize or take such action at a meeting at which all shareholders entitled to vote were present and voted. No such written consent shall be valid unless
(i) the consenting shareholder has been furnished the same material that would have been required to be sent to shareholders in a notice of a meeting at which the proposed action would have been submitted to the shareholders for action, including notice of any applicable dissenters' rights, or (ii) the consent includes an express waiver of the right to receive the material otherwise required to be furnished. Notice of such action without a meeting by less than unanimous written consent, together with such material, shall be given within, ten (10) days of the taking of such action to those shareholders of record who did not participate in taking the action.

     Article 10. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Vincent, Chorey, Taylor &
Feil, A Professional Corporation, Suite 1700, The Lenox Building,
3399 Peachtree Road, N.E., Atlanta, Georgia 30326.

     IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

                              /s/ David A. Flanigan, Jr.
                              David A. Flanigan, Jr. Incorporator


Suite 1700
3399 Peachtree Road, N.E.
Atlanta, Georgia 30326
404/841-3200



                       ARTICLES OF AMENDMENT

                              TO THE

                     ARTICLES OF INCORPORATION

                                OF

             R.S. ANDREWS TERMITE & PEST CONTROL, INC

                                1.

     The name of the Corporation is R. S. Andrews Termite & Pest
Control, Inc. (the "Corporation").

                                2.

     Effective the date of filing, Article 1 of the Articles of Incorporation of the Corporation is amended by deleting the existing Article 1, and by substituting the following therefor:

     "Article l. Name. The name of the Corporation is AllSafe
Termite & Pest Control, Inc."

                                3.

     The foregoing amendment was adopted by the Corporation's
Board of Directors as of July 31, 1998, and did not require shareholder approval.

     IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed by its duly authorized officer as of July 31, 1998.

                         R.S. ANDREWS TERMITE & PEST CONTROL,
                         INC.

                         By: /s/ R. S. Andrews
                         R. Stephen Andrews, President